

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

> **Re: Global-E Online Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted February 19, 2021**
> **CIK No. 0001835963**

Dear Mr. Schlachet:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Consolidated Statement of Operations, page F-4

1. Please revise to disclose the amount of income or loss available to common stockholders on the face of the statement of operations because it is materially different (i.e., more than 10% different) from reported net income or loss. We refer you to ASC 220-10-S99-5.

Notes to Consolidated Financial Statements
Note 5. Convertible Preferred Shares, Shareholders' Deficit and Equity Incentive Plan
(b) Share options plans, page F-21

2. Please clarify why the average weighted exercise price as of December 31, 2020 is significantly higher than the amounts presented in the periods presented. In addition,

please provide a summary of options granted for the six months preceding the filing of this amended draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

(c) Convertible Preferred shares, page F-23

3.   Please clarify the impact of the adjustment to the conversion rate to your preferred stock into shares of ordinary stock. That is, tell us whether the conversion can result in the issuance of more ordinary shares than the amounts presented in the table on page F-25, such as if the number of shares can change based on the price of the QIPO. If so, please describe how you will account for this conversion.

Note 10. Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders, page F-29

4.   Please revise to provide a reconciliation of basic to diluted weighted-average shares used in computing net profit (loss) per share attributable to Ordinary shareholders. Refer to ASC 260-10-55-52.   In addition, please ensure that the dividend and participation rights for your convertible preferred share are clearly disclosed. That is, your footnote 5(c) - Convertible Preferred Shares should clearly disclose such rights. Your disclosure should also properly present the two-class method calculating earnings per share as outlined in ASC 260-10-45-60B.

Note 12. Fair Value Measurements, page F-30

5.   In light of potential different risks, tell us your consideration of separately presenting Government and Corporate debentures in your Fair Value Measurements table. Refer to ASC 820-10-50-1A.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Josh Kiernan